SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

26 January 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs

MASNET No. 98 OF 20.01.2004
Announcement No. 98

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Proposed divestment of shares in Teleinfo Media Company Limited

Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly-owned subsidiary, SingTel Interactive Pte. Ltd. ("SIP") has received an offer from CS Loxinfo Public Company Limited ("CS Loxinfo") to purchase SIP's entire holding of 17,353,601 ordinary shares in Teleinfo Media Company Limited ("TMC"), representing a 25 per cent. interest in TMC, for a cash consideration of Baht 200 million (approximately S$8.6 million) or Baht 11.53 per share. SIP intends to accept the offer subject to the satisfaction of certain conditions and the finalisation of definitive documents. TMC is primarily engaged in the directories business in Thailand. SingTel has a 16.81 per cent. interest in CS Loxinfo.

A further announcement will be made in due course.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 20 January 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 20/01/2004 to the SGX

MASNET No. 23 OF 21.01.2004
Announcement No. 42

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 21/01/2004

2. Name of Director of Subsidiary: Ng Seng Sum

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 20/01/2004

2. Name of Registered Holder: Ng Seng Sum

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	107,100
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.96
No. of shares held after the change: **As a percentage of issued share capital:**	7,100

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: **As a percentage of issued share capital:**	107,100	
No. of shares held after the change: **As a percentage of issued share capital:**	7,100	

This transaction was reported to Singapore Telecommunications Limited on 21 January 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 21/01/2004 to the SGX

MASNET No. 22 OF 21.01.2004
Announcement No. 41

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	21/01/2004
2. Name of Director of Subsidiary:	Ng Seng Sum

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	20/01/2004
2. Name of Registered Holder:	Ng Seng Sum
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	207,100
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.95
No. of shares held after the change: **As a percentage of issued share capital:**	107,100

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	207,100	
No. of shares held after the change: As a percentage of issued share capital:	107,100	

This transaction was reported to Singapore Telecommunications Limited on 21 January 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 21/01/2004 to the SGX